Filed by DSW Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Retail Ventures, Inc.
Commission File No.: 1-10767
FINAL TRANSCRIPT
DSW — Q4 2010 Dsw Inc Earnings Conference Call
Event Date/Time: Mar. 15. 2011 / 12:00PM GMT

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
CORPORATE PARTICIPANTS
Leslie Neville
DSW Inc. — IR
Mike MacDonald
DSW Inc. — President & CEO
Doug Probst
DSW Inc. — EVP & CFO
Debbie Ferree
DSW Inc. — Vice Chairman & CMO
CONFERENCE CALL PARTICIPANTS
Jeff Black
Citigroup — Analyst
Scott Krasik
BB&T Capital Markets — Analyst
Steve Marotta
CL King — Analyst
Jeff VanSinderen
B. Riley — Analyst
Chris Svezia
Susquehanna Financial Group — Analyst
David Mann
Johnson Rice — Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen and welcome to the fourth-quarter 2010 DSW earnings conference call. My name is Tanya and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of this conference. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Leslie Neville.
Leslie Neville — DSW Inc. — IR
Thank you and good morning. Welcome to DSW’s fourth-quarter and year-end 2010 earnings conference call. With me today in Columbus are Mike MacDonald, our CEO; Debbie Ferree, our Vice Chairperson and Chief Merchandising Officer; and Doug Probst, our CFO.
Before we proceed, please note that, earlier this morning, we issued a press release detailing the results of operations for the quarter and the year ended January 29, 2011. Various remarks we make about the future expectations, plans and prospects of the Company constitute forward-looking statements. The actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those listed in today’s press release and in our public filings with the SEC. With that, I will turn it over to Mike to begin.

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
Mike MacDonald — DSW Inc. — President & CEO
Thanks, Leslie. Good morning, everyone. 2010 was a very good year for DSW. We delivered a 97% increase in net income in 2010 and that came on top of a 100% increase in 2009. So in two years, we have essentially quadrupled our income. Strong sales drove growth in both years. We have now recorded six consecutive quarters of positive comps that have averaged 12%.
Clearly, our performance reflected some modest economic improvement and a meaningful uptick in the footwear industry generally. However, I also believe we have and will continue to benefit from the strength of the unique DSW formula of assortment, value and convenience.
In the so-called new normal economy, Americans can no longer count on job stability, home value appreciation, 401(k) growth or predictable gas prices. In this environment, customers gravitate to value and to time efficiency. DSW is uniquely positioned to offer a broad assortment of fashion-right footwear at value prices everyday in a store environment where the customer is in control of his or her shopping experience. We believe this formula is more relevant today than ever before.
In 2010, we pursued a number of initiatives that were designed to strengthen our foothold in the areas of assortment, value and convenience. These initiatives included, first, increased key item penetration and careful editing of our assortments. All merchandise categories reported strong performance with no single category driving the overall sales increase; second, marketing advances in the areas of brand awareness and precision marketing, including the addition of over 3 million net new members to our DSW Rewards program; third with the implementation and expansion of systems, including size replenishment and enterprise planning.
Fourth was successful new store openings and an aggressive store remodel program. Fifth, we made improvements to DSW.com in terms of both the site itself and the assortment. And sixth, we had growth in the leased business division profitability.
The DSW team is very proud of its accomplishments in 2010. Let me now turn the call over to Doug to recap our fourth-quarter and full-year financial results and provide our current outlook for 2011. Then I will discuss how we plan to sustain this strong top and bottom-line growth into 2011.
Doug Probst — DSW Inc. — EVP & CFO
Thanks, Mike. Good morning, everyone. Let’s first start with a recap of the fourth-quarter results. As previously reported, net sales were $468.5 million and comparable store sales grew 14.9% compared to 12.9% last year, which represents a two-year comp of nearly 28%, by far our highest in 2010 and in our history as a public company.
Like the previous three quarters, comps were driven by a combination of increased traffic and an increase in conversion. However, in the fourth quarter, we also saw our units per transaction contribute over 1 percentage point to the comp, something that hasn’t happened in over three years and our leased business division achieved a record 7% comp.
As we expected since the beginning of 2010, our merchandise margin rate was below last year’s record high of 44.4% as we positioned inventory more appropriately to sales than a year ago. However, it should be noted that the 41.8% margin rate achieved in 2010 was the second-highest level we have ever recorded for a fourth quarter.
Despite an increase in the number of stores, our occupancy dollars were down to last year due to various expense savings initiatives resulting in an 11.5% occupancy rate, a 210 basis point improvement to last year. Although these savings were partially offset by some deleveraging in our distribution center to support our growing size replenishment initiative, our fourth-quarter gross profit dollars increased 13% to 28.5% of sales.
Our SG&A rate decreased 110 basis points despite significant investments in marketing and IT. The improvement was due primarily to leverage store expenses and an absolute decrease in overhead expense. The net result was an operating income of $31.3 million and a 40 basis point increase in our operating income rate to 6.7% of sales. Net income for the quarter increased 38% to $18.5 million and diluted earnings per share of $0.41 compared with $0.30 a year ago.

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
We ended the quarter with inventory up approximately 16% on a cost per square foot basis. The increase over our sales trend primarily consisted of early receipts of spring product, a significant pre-buy of boots that was proactively purchased at this year’s favorable prices, in part to offset the anticipated increased cost for fall 2011 and inventory to support the growth of DSW.com. Overall, we were very pleased with our inventory levels and the mix of merchandise as we entered the spring season.
Now for a recap of the full-year results. As previously reported, net sales increased $220 million to $1.82 billion and same-store sales increased 13.2% compared with 3.2% a year ago. By segment, our comps for our DSW business, which includes DSW.com, were up 14.0% and our comps for the leased business were up 4.6%.
Despite the record high margin rate last year, the merchandise margin rate for 2010 increased another 20 basis points to 44.6% through better initial markups, inventory management and effective use of markdowns. Occupancy as a percent of sales decreased 190 basis points due to the various expense savings initiatives and our 14% comp in the DSW segment. The combination of better merchandise margins and leverage in our occupancy rate resulted in a record gross profit rate of 31%.
Like occupancy, the SG&A rate also decreased 190 basis points to 21.5% for the year, due to the increased sales and an absolute decrease in overhead expenses. Operating income for the year was $173.6 million or 9.5% of sales versus 5.8% of sales last year. These were both new annual highs for DSW.
Additionally, we recorded nonoperating income of $3.7 million related primarily to the sale of a fully impaired auction-rate security and interest income on our investments. The improved sales, better margin rates and leveraged expenses resulted in, as Mike said, a 97% increase in net income, or $2.40 of earnings per diluted share versus $1.23 a year ago.
Capital expenditures for the year increased $30 million to $52 million as we began a remodeling program and increased our investment in IT. The increase was more than covered by our cash flow from operations, which enabled us to increase our position in cash and investments to $385 million.
Looking forward to 2011, assuming a 3% to 5% comp, 19 new stores and approximately $75 million in capital expenditures, we are estimating 2011 annual earnings per diluted share in the range of $2.60 to $2.75. This excludes any impact from the previously announced merger transaction with RVI.
As you know, we entered into a proposed merger agreement with RVI in February, which is subject to shareholder approval and is expected to close in the second quarter. You are also aware that, although there are many positive benefits from a shareholder perspective, this transaction will have little bearing on how we sell shoes or the initiatives in place to continue the positive momentum we have in our business. So as it relates to guidance, our intention will be to provide a clear outlook on the DSW business as it stands today without any impact from the transaction.
With that said, you will recall there are four basic benefits of the merger as it relates to DSW — first, a simplified corporate structure; second, increased trading liquidity; third, potential reduction in the number of DSW shares outstanding; and fourth, the utilization of significant NOLs and tax credits.
The results reported today conclude our fifth full year as a public company, so we would like to take a moment to reflect on our achievements during that time. First and perhaps most important, our stated target in the IPO back in 2005 was to grow DSW net income at 20% compounded annual growth rate, which would equate to $104 million by 2010. Today, we reported net income of $108 million and achieved that target.
Our other stated objective was to raise our operating income rates from the 3% range to 10%, which, as you know, is not common for a big-box retailer. In 2010, our operating income was 9.5%, which, as we all know, rounds to 10%.

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
Within those financial results, over the last five years, we have also significantly strengthened our infrastructure, gained control of shared services from RVI, added a dotcom channel, solidified our leased business division, doubled our DSW Rewards customer base while improving our communications with them, managed our business through a severe recession, attracted, retained and developed talent, steadily increased our marketshare and increased our cash and investments to nearly $400 million.
While we understand that our past results do not guarantee future performance and we know this is a “what have you done for me lately world”. Hopefully you will conclude, as we have, that we have the opportunity, capability and financial strength to continue to grow DSW well into the future. With that, I will turn it back over to Mike.
Mike MacDonald — DSW Inc. — President & CEO
Thanks, Doug. While we are proud of our accomplishments in 2010, our focus has already shifted to the challenges that lie ahead of us. I hope you will be glad to know that, in 2011, our strategy will not change. Rather, we intend to pursue a number of initiatives that we believe will further strengthen our assortment, our value and the convenience of the shopping experience we provide to our customers.
In merchandising, we will build on our headquarter’s position in the seasonal categories of sandals and boots. We will also be pursuing a number of current trends that represent growth opportunities.
Private brand development is also an important priority for 2011. Private brand represents about 7% of sales in 2010 and we would like it to grow to 9% in 2011. Private brand creates differentiation while giving us the opportunity to provide great value to our customers and to our margin enhancement for DSW.
The men’s category is another significant opportunity for growth. Men’s dress and casual footwear penetration was stable at 15% in 2010, but men’s grew faster than the total Company in the fourth quarter of 2010. This was significant given the strength of the women’s business. We interpret these encouraging results to mean that our support of men in terms of fashion, systems and marketing is working. We plan to continue these efforts in 2011.
Accessories is another area where we believe we can grow penetration. That category grew by 17% in 2010 and we expect it to grow at a faster pace than the total Company in 2011 as well. We are both broadening and deepening our offers to drive that growth.
In the marketing arena, we are working to evolve our brand image. Today, many people think of us as a great place to buy great brands at great values. That is good, but it is not sufficient. We would like everyone to view DSW as a true fashion authority such that if they see a product at DSW then it must be trend right. We don’t view this positioning as aspirational; we think it accurately describes us. We just need to be sure that potential customers have a clear understanding of who we are.
You have probably seen our new print and television media campaign that supports this effort. The campaign is entitled Where Did You Get Those Shoes? and you can see it on our website if you haven’t already seen it on TV. We are also providing our store associates with enhanced training materials related to current trends and items.
Finally, you will notice that the feature tables and end caps in our stores have more impactful visual presentations in support of fashion trends and items.
In the systems area, we plan to roll out our long-awaited stock locator system. Also implement a mobile converse application and undertake a new size optimization system all in 2011.
In terms of DSW.com, it remains the fastest growing part of our business. Our customers appreciate being able to access the DSW brand on a 24/7 basis and to use our store locations to handle returns, continue to enhance the merchandise assortment and the number of extended sizes that we carry on DSW.com. Later this year, we will introduce kids shoes to DSW.com and we hope to have the ability to sell Internet fully on this channel by the end of the year.

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
Our leased business division had the highest profit year in its history in 2010. The leader of that business retired at the end of January. We were pleased to attract Chris Lanning as his replacement. Chris joined us at the beginning of February. His focus is on building a strong infrastructure, both organizationally and technologically, to support the addition of new leased partners.
Finally, in the real estate area, we plan to open 19 new stores in 2011. We also plan to remodel 30 stores and remove clearance walls in another 30 stores. All of these new and remodeled stores will reflect our new store design concept. Hopefully, this gives you a good idea of what we will be working on in 2011.
I should mention that we, like the rest of the footwear industry, are likely to face inflationary pressure on product costs, especially in the back half of the year. As we previously discussed, DSW intends to mitigate these pressures by working closely with our suppliers and direct sourcing partners. To the extent we cannot avoid rising costs, we will be smart about which products we raise retail prices on and which ones we hold prices on. In any case, we will not sacrifice quality to artificially hold down cost increases. And further, we believe we have incorporated these cost pressures into our earnings guidance.
To sum up, we feel good about the progress we have made thus far and we have a number of initiatives underway to allow us to continue that momentum in 2011. With that, I will turn the call back over to Leslie.
Leslie Neville — DSW Inc. — IR
Okay, now onto the question-and-answer session. Tanya, could you please instruct the callers how they can indicate a question?
QUESTIONS AND ANSWERS
Operator
(Operator Instructions). Jeff Black, Citigroup.
Jeff Black — Citigroup — Analyst
Hey, thanks and congrats on a good five years and bearing out some of the promise, especially this year. I guess I had a question, Mike, on the projected stores. Where are these coming out from a cost perspective versus where they were in the past? Also on the remodels, any color there? On the marketing spend, where are we this year versus last? It sounds like there might be additional dollars put towards marketing. And finally, how do we feel about the 20% sort of target for G&A? I know that wasn’t your target, but looking forward, when do we start to leverage all the things we are doing on the IT side? Thanks.
Mike MacDonald — DSW Inc. — President & CEO
On the remodels, what we have got in the budget right now is a cost of about 650 for remodels and the cost for new stores is going to be less than that, but it is hard for me to give you a precise number because it really depends on how much support we get from the landlord when we enter into those new deals. Gross cost would be not that much different than a remodel cost.

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
For the stores where we are going to do refreshes, which is really paint and carpet, but not fixture changes, that is probably $100,000 and for the 30 or so stores where we are going to do clearance wall removal, that is, on a rounded basis, about $100,000 too.
In terms of marketing spend, although there is a lot of changing around us to how we are spending marketing in total, we are trying to hold marketing cost as a constant percent of sales. So the dollars are going up pretty rapidly by virtue of our sales growth, but in terms of marketing as a percent of sales, we are holding that constant.
20% SG&A, I will let Doug talk about that. We are really kind of more focused on operating income rate right now. And I think we look back in our notes from a few quarters ago and said I think that if we got between 235 and 245 a foot in terms of sales per square foot, we could deliver 10% operating profit. And the year we just finished, we delivered 229 a foot and a 9.5% operating income rate. So I think we are right on that same trajectory. And obviously, if we can deliver higher amounts of sales per square foot, we can also drive that operating income rate above 10%. Maybe I will turn it to Doug. Doug, anything more you want to say on SG&A?
Doug Probst — DSW Inc. — EVP & CFO
I think that pretty much covered it. I think we would expect an SG&A rate to not leverage significantly if at all in 2011, but it all depends on the comps and the sales per square foot. But over time, we do see bringing that rate down regularly for the next several years and I think 20% is still in our sights, but not in 2011.
Jeff Black — Citigroup — Analyst
Got it. Good luck, guys.
Operator
Scott Krasik, BB&T Capital Markets.
Scott Krasik — BB&T Capital Markets — Analyst
Hi, good morning. Congratulations. Just a quick housekeeping, you had said I think on your preannounced call that there was $0.03 of RVI merger expenses in the quarter. Is that correct?
Doug Probst — DSW Inc. — EVP & CFO
That is approximately correct and $0.05 for the year.
Scott Krasik — BB&T Capital Markets — Analyst
Okay. Thanks. And then talk a little bit about, to the extent that you can, Debbie, categories that have started up this spring, maybe got a slow start because of the weather. I am thinking about running in particular, which seems, based on industry data, to have really improved and some of the other stuff you are seeing relative to your expectations.

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
Debbie Ferree — DSW Inc. — Vice Chairman & CMO
Good morning, Scott. So I am pretty pleased to announce that the spring strategies that we called out over six months ago are actually taking hold and we are very pleased with them. All categories are actually doing fairly well. Where you see some maybe weather pressure in some of the regions where you might see some sandal pressure, you would see a boot uptick and that could be specifically in casual boots or in rain boots. So the overall seasonal categories are performing better than my expectation for the early start. It is early to call the game. We are only six weeks in, so anything could happen based on the weather, but we are overall fairly pleased.
The women’s categories and trends that we talked about, whether it be the naturals or neutrals or plain pumps, all of those strategies and expectations around trends are proving better than planned. So I am pretty happy so far.
The athletic piece of it, since you called that out, Scott, what we are really seeing there is that shift out of toning, away from toning, really more into the lightweight running and technical and that piece of our business is actually doing very well.
Scott Krasik — BB&T Capital Markets — Analyst
And relative to your comments about legacy toning product from a few months ago, is it that sort of slow bleed-down you expected, is it a more significant drop-off than you thought and how is that core toning business going to trend for you going into 2011?
Debbie Ferree — DSW Inc. — Vice Chairman & CMO
So if you look at what the original definition of toning was, which was that big heavy rocker bottom, that almost has gone to zero for us. But there are parts of toning that are still relevant. We will actually reduce the number of brands that we buy toning from in half this year to last year and we will just pay attention to really the big key items.
So it is more about wellness and technology in the footwear than it is those toning bottoms. So we have got some new product that has just hit the floor. The jury is out on that, but what we are really seeing in an increase, which is really helping to offset those dollars and mitigate some of that pain from last year’s toning, is the lightweight running and the technical. And as I just said, I am pleased with the increases we are having in athletic right now and our ability to be able to offset those dollars.
Scott Krasik — BB&T Capital Markets — Analyst
That’s great. And then, Doug, just a couple questions on RVI. Did you give, if you did, I missed it, an expected closing date on that?
Doug Probst — DSW Inc. — EVP & CFO
We said in the script we expect the second quarter.
Scott Krasik — BB&T Capital Markets — Analyst
Okay. And then just in terms of how you are planning, assuming it closes as scheduled, do you expect to report on a fully taxed basis and then just receive the cash benefit from utilizing NOLs?

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
Doug Probst — DSW Inc. — EVP & CFO
I am not sure I understand the report part question, but obviously our financial statements will look a lot different after the merger. They will look a lot more like Retail Ventures’ historical financial statements because we will have to account for the pies and some mark-to-market changes. But we do expect that once the deal is closed, we will recognize a reversal of some allowances on the NOLs, which will be a one-time net income of significant, greater than $100 million in 2011.
Scott Krasik — BB&T Capital Markets — Analyst
Right, okay. But as you utilize those, will earnings, at least just for comparison purposes, maybe make sense to report fully taxed and then just benefit from like the cash flow?
Doug Probst — DSW Inc. — EVP & CFO
Well, actually, now I understand your question. Actually, the P&L won’t be affected by the utilization of the NOLs. It will be cash tax savings, so it will have a more normalized rate over time, but it is really a cash tax savings, not a P&L impact.
Scott Krasik — BB&T Capital Markets — Analyst
Okay. All right, good, that helps. And then, just again, I know you don’t have the deal closed, but, logically, why would or are you considering not paying off the pies in cash?
Doug Probst — DSW Inc. — EVP & CFO
Obviously, we have some time to make that decision until August and a lot of things have to be considered where our cash position is at that particular time and the price of the stock, those sort of things. So it is obvious that we would probably lean towards paying cash, but we have to consider all elements in August before we make that decision.
Scott Krasik — BB&T Capital Markets — Analyst
Okay, that’s fair. Thanks, guys.
Operator
Steve Marotta, CL King.
Steve Marotta — CL King — Analyst
Good morning, everybody. A quick question on gross margins for 2011 given the push/pull will increased cost of goods, but also increasing accessories and private label, can you give a little bit of color on expectations for gross margin through the year?
Doug Probst — DSW Inc. — EVP & CFO
We have talked a lot about that and obviously, we have addressed some of them during the script, but clearly the China costs are going to be a headwind for us. But as we have talked about, the impact of managing our luxury business, occupancy leverage with positive comps, size replenishment, private brands, that may be able to mitigate those or allow us to grow gross profit a little bit on 2010 high levels. But again, we are going to see a lot of that impact as we get closer to the fall season, but fortunately we have a lot of mitigating factors already built into our business that may be able to fully mitigate, if not grow gross profit rate.

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
Steve Marotta — CL King — Analyst
Great, so flat to up is kind of what I am hearing there?
Doug Probst — DSW Inc. — EVP & CFO
That would be a very good performance, we believe.
Steve Marotta — CL King — Analyst
Okay. Piggybacking on one of the previous questions regarding the assumed tax rate in 2011 from a P&L standpoint, can you address that please?
Doug Probst — DSW Inc. — EVP & CFO
The tax rate is going to look very odd after the merger just because of the impact of the reversal of the allowances. So remember, there is going to be greater than a $100 million net income benefit to DSW, the new DSW, after the merger. So the tax rate is going to be very difficult to project at this particular point after the merger. I would have you focus on the fact that the DSW guidance that we just gave assumes about a 39.5% tax rate on the DSW business as it exists today and I would give you that direction as you are trying to build your models.
Steve Marotta — CL King — Analyst
I understand. Thank you. Lastly, if I’m not mistaken, you guys expected to end the year with more cash. Can you talk about that delta?
Doug Probst — DSW Inc. — EVP & CFO
I am not sure exactly what our expectations were publicly, but I can tell you that, in our cash and investments, there is about $50 million of long-term investment, so it is about $335 million of short-term, but another $50 million or so in long-term. That long-term is really quite short term because, by August, half of that will be reclassified into short-term investments. So we are at the cash balance we thought we would be at given the inventory buildups and the capital expenditures. So it is where we expected.
Steve Marotta — CL King — Analyst
Yes, the $50 million was where I was off, but thank you very much. I appreciate it.
Operator
Jeff VanSinderen, B. Riley.

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
Jeff VanSinderen — B. Riley — Analyst
Good morning. It sounds like your early spring trends are going pretty well so far. I am just wondering how we should think about the Easter calendar shift as it relates to your business this year, if there is anything that you see as being impactful there?
Doug Probst — DSW Inc. — EVP & CFO
Well, to give you a little history and maybe Debbie can speak to the merchandising trends as it relates to that. But a late Easter — we have always looked at our business as March/April combined because of the Easter shift, because of the timing of when the weather starts to get warm in certain areas of the country, but generally it is a fairly positive situation because you get a chance for people to buy on the weather changes, perhaps if it gets warmer in March and then another slight boost as Easter approaches. But again, we have always managed our business with March and April combined to account for that shift in Easter.
Debbie Ferree — DSW Inc. — Vice Chairman & CMO
And the one thing I would add there is that, in many of the categories that we had targeted for Spring that typically you would have started to see take off in March, have actually taken off earlier and so it gives me a great deal of confidence, for example, in the dress shoe area and opened up product that, because we had a positive early reaction from our customer, that that March/April time period could look to be even stronger than what I anticipated.
But I think that when you have a late Easter, it does give the customer an opportunity to buy in those categories that typically they might not buy in because of weather early on and that would be the whole dress shoe and opened up category. So we are seeing positive results there and I have no reason to believe that that would slow down as we get further on into the quarter.
Jeff VanSinderen — B. Riley — Analyst
Okay, good to hear. And then I know you mentioned light running as part of your athletic business. Maybe you could just give us a little more color on the performance segment and how you see that developing or evolving this year overall.
Debbie Ferree — DSW Inc. — Vice Chairman & CMO
Well, I think with the extreme reduction of the toning products, there had to be another category that was going to move into that segment and mitigate that volume and lightweight technical running I think is a lifestyle change and I think that that is actually for two reasons. Number one, it is going to offset some of the toning, but it is also — it is just directionally a lifestyle change and I think that you are going to see that continue to build throughout the year and I anticipate that it is only going to get stronger throughout the year. Will it take away from some of the other categories that are non-lightweight? Possibly, but I have no reason to believe why we won’t be able to protect that athletic volume and actually add comp increases based on the strength of the product that we are seeing results in right now.
Jeff VanSinderen — B. Riley — Analyst
Okay, good. And then I guess my other question is just sort of a general overview question. As you look out to the second half of this year, how are you thinking about newness or freshness of merchandise and demand elasticity related to that versus demand elasticity related to price? And does your thinking on that mean that you might approach timing of new merchandise receipts and/or concentration of newer brands or categories differently this year?

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
Debbie Ferree — DSW Inc. — Vice Chairman & CMO
I am not quite sure I understand your question. So if I could just jump in and say how I am just looking at assortments in general, would that help if I started it off that way?
Jeff VanSinderen — B. Riley — Analyst
Sure. Yes, I am just trying to get a sense on — I am just trying to get a sense on how you’re looking at demand elasticity versus freshness of merchandise, etc.
Debbie Ferree — DSW Inc. — Vice Chairman & CMO
Sure. Well, let’s just talk about — it kind of goes back to cost increases and how are we going to price product. So I think what we have talked about is that, on commodity items, key items, commodity items, we are looking to really hold price there. So I don’t really see a reason why we can’t continue to grow key items at the rate we have been growing them as long as we pick the merchandise correct, which I certainly have confidence in our merchants that we will be able to do that.
As far as where we will take price increases, it will be on the more impulse fashion-based items, those items that are less driven in customer purchase from a pricing point of view and more driven from an impulse and fashion perspective. So there is no question that prices are going to increase. I think you have to be smart about where you take your increases and I think that we have to continue to stay true to our value proposition and pass the value onto the customer in the ways that we have done before.
In terms of freshness, we are always bringing freshness into our assortments and there really isn’t any sort of a change this year in terms of how I would look at that in terms of product or timing. The categories that we continue to believe strongly in, even though we see probably the most significant cost increases coming out of, is in the boot category. But I think there is enough freshness there, a newness relative to last year’s products that where we have to take those increases, customers really are going to see the value because of the kind of products that we have selected.
Jeff VanSinderen — B. Riley — Analyst
Okay, great to hear. Thanks very much and good luck this quarter.
Mike MacDonald — DSW Inc. — President & CEO
Thank you.
Operator
Chris Svezia, Susquehanna Financial Group.
Chris Svezia — Susquehanna Financial Group — Analyst
Good morning, everyone. Congratulations. Doug, just a question for you, just gross margin SG&A outlook. On gross margin, can you just maybe break it out between I guess merchandise margin, how you view that? It seems like possibly there are some opportunities to see some improvement and how should we think of occupancy costs? Fourth quarter, you saw some benefits. How do we think about that, in particular relative to the comp, whether it is 3 or whether it is 5?

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
Doug Probst — DSW Inc. — EVP & CFO
Well, as you know, we raised our merchandise margin rates from 44.4%, which was a record high, by 200 basis points and put another 20 points on top of that. So 44.6% is really high for us as far as our history is concerned. Then we have China costs going in our face as well. So improvement in the merchandise margin rate would be amazing, but possible given the other mitigating activities that we have got going on. But we are not counting on a lot of improvement from that particular line because of the things that we mentioned.
Obviously though, as comps improve, we will continue to get leverage in our occupancy line, which goes into our gross profit and that is where we will probably get more of the improvement to the gross profit line and then maybe in our distribution center and fulfillment center where we had some pretty significant deleveraging going on as our dotcom business started to grow and size replenishment was growing, we might start to see that level off a little bit and maybe leverage that slightly in 2011.
So there is a couple of different factors at work. The biggest headwind obviously with the merchandise margin rate, but occupancy is probably the place we are going to get that. On SG&A, we have already talked about a little bit, but again with comps going up to the high side of our comp range at 3 to 5, we might start to get a little leverage there, but we are not going to be slaves to that particular rate. If there is investments we need to make, we are going to make them if it is going to grow the business in the short and long term.
Chris Svezia — Susquehanna Financial Group — Analyst
Okay, helpful. And then just to clarify on the gross margin, when you think about occupancy, can you start to leverage it at a 3 comp?
Doug Probst — DSW Inc. — EVP & CFO
Yes.
Chris Svezia — Susquehanna Financial Group — Analyst
Okay. Debbie, for you, on athletic overall, is it fair to say that, at this point in time, that you are actually comping versus — toning was I guess in athletic last year. Is it fair to say that as you kind of come into the spring that you are already comping overall in athletic even with the toning piece in given what is going on in lightweight running?
Debbie Ferree — DSW Inc. — Vice Chairman & CMO
Yes, that would be correct, Chris.
Chris Svezia — Susquehanna Financial Group — Analyst
Okay. Boots, can’t get [past] without a boot-specific question. You reference newness. I know we have talked about this before and you see a lot of newness. Is it fair to say that when you think about the boot category overall, I guess just given the dollar increases, it could potentially be a comp category for you in fall? But from a unit perspective, how do you think about that for fall as well? Is that potentially going up as well?

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
Debbie Ferree — DSW Inc. — Vice Chairman & CMO
We are just now finalizing our merchandise assortment for fall in boots. But you might see a little bit of unit pressure there, but I don’t think you’re going to see a lot because you have a shift going on this year that you didn’t have last year. So the whole booty category is coming on stronger than it was last year, which typically is a little less in terms of [AUT] than the higher shaft boots and the over-the-knee boots. So you get a little bit of break there. And so I think you might see units go down just a little bit, but we haven’t got all those numbers finalized yet. My gut will tell me you might see it go down a little bit, but not by much.
Chris Svezia — Susquehanna Financial Group — Analyst
Okay, and then on the — I heard you mention a kids business. Could you just clarify what you said there? Are you getting a kids business on the dotcom or what is going on with kids? You made some comment about kids business.
Debbie Ferree — DSW Inc. — Vice Chairman & CMO
Yes, we are going to launch kids online at the end of second quarter and we are happy to report that — we know this business is strong in the places where it is carried, so we are really excited about this launch and we will launch with most of the top 25 brands that you would see in the NPD group. So we are really excited about it and more to report once we get our first dollar (technical difficulty).
Chris Svezia — Susquehanna Financial Group — Analyst
Okay, okay. And then the last question I have is just, when you guys, I guess — you guys have done an exceptional job and you guys have been able to comp against very big numbers and you guys have certainly shown the ability to gain some marketshare and be trend-right in product. And you are up against some big numbers as you go through this year, but it seems like spring really hasn’t slowed for you guys relative to what we have seen so far in terms of the trend line. Is there anything outside that you can see that would really derail in terms of fashion trends or the consumer dynamic? It just seems like you guys — tell me what is not working for you right now I guess to be more specific because it seems like a lot of things are working for you?
Mike MacDonald — DSW Inc. — President & CEO
I’ll try that one, Chris. I don’t think we said anything today that indicates our trend has continued. I think what we have said is we are encouraged six weeks in by the early reads, but it is really all about March and April. So we should be clear about that. Our business is balanced and I really do think this new normal works in our favor. I mean I think customers want value, they want fashion, they want time efficiency. I think we talk about assortment, value and convenience and we have competitors who go up against us on one or even two of those three factors. We think we are in pretty clear space as it relates to all three of those working in combination with one another.
We think it is differentiated positioning and our whole emphasis is to try and strengthen our positioning to deliver better assortments, more tailored assortments, more targeted assortments, to drive stronger values and to continue to execute at store level and improve our execution at store level to improve the shopping experience for our customers. That is why we are investing in training this year to help our associates do a better job of engaging their customers. That is why we are working on store environment on an accelerated pace through our remodel program and that is why we are working on presentation in the stores.
So we love our model. We love our initiatives and we think our initiatives are strengthening our model. But we have got to get through March/April before we start banging the drums.

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
Chris Svezia — Susquehanna Financial Group — Analyst
All right. I hear you. Well, congratulations and an excellent job. Terrific.
Operator
David Mann, Johnson Rice.
David Mann — Johnson Rice — Analyst
Yes, thank you. Good morning and congratulations. In terms of the fourth quarter, can you tell us whether tickets actually increased?
Doug Probst — DSW Inc. — EVP & CFO
Well, if you are talking about average unit ticket, then there is average unit retail, so on the average (multiple speakers).
David Mann — Johnson Rice — Analyst
The average transaction, Doug.
Doug Probst — DSW Inc. — EVP & CFO
Okay, the average transaction in the fourth quarter was actually a little bit down.
David Mann — Johnson Rice — Analyst
Okay. In terms of your comment about this increase in units per transaction that hasn’t happened in a while, can you think or talk about the variables that you think drove that and whether that would be sustainable?
Doug Probst — DSW Inc. — EVP & CFO
This is kind of a pet metric for me to keep an eye because for, as I mentioned, almost three years, we have seen decreases in that. Prior to those three years, the units per transaction were relatively stable no matter what the month, no matter what the quarter, at about 1.5, but I think partly driven by the fact that the environment and the consumer has slowed down that decrease. And it’s not, we don’t think, because she couldn’t find another pair of shoes in the assortment. There was 25,000 pairs on the floor, but it was probably more being a little bit more disciplined and realizing that that second pair of shoes wasn’t necessarily needed at that point.
But we are encouraged by the fact that maybe a little bit of a turn in the economy may give her some more confidence to buy that second pair and while we are still below, well below that 1.5 units per transaction, to see it turn in the last few months is encouraging to us and it might be another contributor to comps instead of being a headwind as it has been over the last three years. So it is just a slight improvement to the customer’s mindset perhaps, but we just thought it was worthy of mentioning because it is a change in the trend.

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
David Mann — Johnson Rice — Analyst
And I am sorry, what is the UPT now relative to that 1.5 that it had been historically?
Doug Probst — DSW Inc. — EVP & CFO
It is about 1.3.
David Mann — Johnson Rice — Analyst
Okay, thank you. In terms of, when we look at 2011, maybe first half versus second half, you have given the guidance of 3 to 5 in terms of comp. How would that perhaps break out between first half and second half?
Doug Probst — DSW Inc. — EVP & CFO
We are going to stay away from that, David, at this point. I would only point you to the fact that last year’s comps were finally a little bit stable. I mean it was plus 14 in the spring and plus 12.5 in the fall. So we won’t have the odd calendarized comparisons to deal with this year. So that is the only kind of reminder I will give you as we talk about seasonal comps.
David Mann — Johnson Rice — Analyst
So you don’t necessarily expect the back half to be negative in terms of comp?
Doug Probst — DSW Inc. — EVP & CFO
Again, that is where we have to all start to view our expectations for the consumer environment and we are not going to give that kind of guidance at this point.
David Mann — Johnson Rice — Analyst
Okay. In terms of the new advertising that has been out, I guess for about a month, any indications on its effectiveness in terms of how you are drawing new customers to your Rewards program perhaps?
Mike MacDonald — DSW Inc. — President & CEO
I will try that. It is not the kind of advertising that is hurry up and come on in and get a special deal. It is really more brand-building advertising. Having said that, we notice a difference between the weeks when we are advertising on TV and the ones when we are not. So we think it is driving awareness and as I mentioned before, we are trying to not just build awareness of the DSW brand, but we are trying to build awareness in the right way as a fashion authority. And we think this advertising does both for us. So hopefully that answers your question.
David Mann — Johnson Rice — Analyst
Very helpful. And then on the leased department business, first, do you expect that you might have some additions there in terms of new partners this year? And secondly, how should we think about that profitability growing or comp and profitability growing in 2011?

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
Mike MacDonald — DSW Inc. — President & CEO
Well, we are first pleased that we have got our first annual comp in that business for a while. That is a tribute to how we have been performing, as well as our lease partners. So we are pleased with that and we think we have got some momentum in that regard. And the operating income from that business has grown substantially despite those negative comps and other things that we have had going on against the business. So better margins, better expenses and we have got better operating income.
So now we are ready to take on new clients. We are in discussions with a couple already and by no means can we say we have got anybody, but we are encouraged by their interest, their understanding of the model. It is a very good value proposition to them because we carry the inventory and they get to receive the checks. So we are pleased and we are ready. So maybe sometime down the road this year, we will be able to report something, but, at this time, we can’t.
David Mann — Johnson Rice — Analyst
Doug, is it likely that even if you got somebody signed up this year that it would affect this year’s results?
Doug Probst — DSW Inc. — EVP & CFO
Great point. It is probably not going to affect sales and profits until 2012 if we landed someone this year.
David Mann — Johnson Rice — Analyst
Okay, great. Thank you. Good luck.
Operator
We have no additional questions at this time. I would now like to hand the conference back over to management for closing remarks.
Leslie Neville — DSW Inc. — IR
Okay, thank you very much for joining us today. As always, we will be taking follow-up questions all day today at our home office. Thank you.
Operator
Thank you for attending today’s conference. This concludes the presentation. You may now disconnect and have a great day.

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FINAL TRANSCRIPT
Mar. 15. 2011 / 12:00PM, DSW — Q4 2010 Dsw Inc Earnings Conference Call
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